FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

03003384

Our Ref.: S/7911/94 LTO/kk

15 JAN 2003

03 JAN 28 AM 7:21

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 14th January, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

1/30

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that CR Tianjin, a wholly-owned subsidiary of the Company, has entered into a decoration contract (the "Decoration Contract") with China Resources Construction on 14th January, 2003 for the decoration of a three-storey supermarket to be opened in Xi Kang Lu, Tianjin in March 2003, at the total consideration of RMB5.65 million (equivalent to approximately HK$5.31 million).

China Resources Construction is an indirect wholly-owned subsidiary of CRNC. As CRNC is the ultimate holding company of CRH, the controlling shareholder of the Company, interested in approximately 55.46% of the Company's issued share capital, the Decoration Contract constitutes a connected transaction of the Company under the Listing Rules.

THE DECORATION CONTRACT DATED 14TH JANUARY, 2003

Parties

(1) CR Tianjin

(2) China Resources Construction

Subject Matter

Decoration Contract for a three-storey supermarket in Tianjin

The works to be performed under the Decoration Contract are certain decoration and structural alterations work for a three-storey supermarket to be opened in Tianjin, PRC in March 2003. Such works include, amongst other things, the installation of electrical, ventilation and drainage systems within the rented premises. The premises are rented for a term of ten (10) years from 20th October, 2002 to 19th October, 2012, and once the works are completed, the supermarket will comprise an effective business floor area of 5,700 square metres and will have three storeys and an outdoor plaza. The works are expected to be completed in February 2003.

The Decoration Contract was entered into pursuant to invitations for tender issued in November, 2002 in which three other construction companies in the PRC were also invited to participate. China Resources Construction was finally chosen as the contractor for the project after consideration of a number of factors, including its size and reputation and its acceptance of the stringent delivery schedules imposed by CR Tianjin. Although the final contract price proposed by China Resources Construction, being RMB5.65 million (HK$5.31 million), was slightly higher than the prices quoted under the other tenders, the contract price proposed by China Resources Construction was within the reasonable estimate of the costs of the project, being RMB5.7 million (HK$5.36 million), issued by the Project Designer, an independent third party designer for the project, such estimate being based on the proposed design and specifications of the project.

Consideration

Under the Decoration Contract, CR Tianjin shall pay to China Resources Construction in stages a total cash amount of RMB5.65 million (equivalent to approximately HK$5.31 million). The amount was arrived at on the basis of the estimates of total costs of works by reference to the design and specifications stipulated by CR Tianjin. The payment schedule as stipulated under the Decoration Contract is set out below:

	Date of payment	payment amount	Percentage of total contract sum of RMB5.65 million (HK$5.31 million)
1.	Within three (3) days of signing of Decoration Contract.	RMB1,695,000 (HK$1,593,300)	30%
2.	Within fifteen (15) days of first payment	RMB565,000 (HK$531,000)	10%
3.	Within thirty (30) days of first payment	RMB565,000 (HK$531,000)	10%
4.	Within fifty (50) days of first payment	RMB565,000 (HK$531,000)	10%
5.	Reserved amount, payable only in the event of a change in the project specifications and any payment out of this amount shall be made only with the approval of CR Tianjin	RMB1million (HK$940,000)	not applicable
6.	Within three (3) days of acceptance of all completed works by CR Tianjin (such acceptance shall be issued jointly by CR Tianjin, the Project Designer and China Resources Construction, and shall only take place after one month of completion of works and delivery of premises for use by CR Tianjin)	Final balance less the payments mentioned in items 1 to 5 above and the payment mentioned in item 7 below	not applicable
7.	Within ten (10) business days after the expiration of a one-year warranty period commencing from the completion and acceptance of works mentioned above	RMB282,500 (HK$265,550)	5%

According to the Decoration Contract, where China Resources Construction has failed to adhere to the works progress delivery timetable as agreed between China Resources Construction and CR Tianjin, CR Tianjin shall have the right to suspend or terminate any payment otherwise payable under the Decoration Contract.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Decoration Contract are fair and reasonable and on normal commercial terms as far as the independent shareholders of the Company are concerned.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As China Resources Construction is indirectly wholly-owned by CRNC, the ultimate holding company of CRH, which is in turn the controlling shareholder of the Company interested in approximately 55.46% of the Company's issued share capital, China Resources Construction is a connected person (as defined in the Listing Rules) of the Company. The total consideration payable under the Decoration Contract is less than the higher of HK$10 million or 3% of the book value of the net tangible assets of the Company as shown in the unaudited consolidated interim accounts of the Company as at 30th September, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Decoration Contract will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"China Resources Construction"	華潤建築有限公司 (China Resources Construction Corp.), an indirect wholly owned subsidiary of CRNC incorporated in People's Republic of China
"Company"	China Resources Enterprise, Limited
"CRH"	China Resources (Holdings) Company Limited, the controlling shareholder of the Company
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the People's Republic of China
"CR Tianjin"	天津華潤超市有限公司 (Tianjin China Resources Supermarket Co., Ltd.), a wholly-owned subsidiary of the Company
"Decoration Contract"	a decoration contract dated 14th January, 2003 between CR Tianjin and China Resources Construction in relation to the performance of certain decoration and structural alterations works by China Resources Construction for CR Tianjin's three- storey supermarket store to be opened in Xi Kang Lu, Tianjin
"Group"	the Company and its subsidiaries
"independent third party"	a third party not being a connected person of the Company as defined under the Listing Rules
"PRC"	the People's Republic of China
"Project Designer"	Beijing Qing Hua Gong Mei Construction and Design Project Company (北京清華工美建築裝飾工程有限公司)

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 14th January, 2003